UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(D) of The Securities Exchange Act Of 1934

Date of Report (Date of Earliest Event Reported): June 18, 2010 (June 18, 2010)



Best Energy Services, Inc.
(Exact name of registrant as specified in its charter)

Nevada	000-53260	02-0789714
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5433 Westheimer Road, Suite 825, Houston, TX	77056
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (713) 933-2600

n/a
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

On June 18, 2010, Best Energy Services, Inc. (the "Company") reported certain selected financial information, including certain projections through its fourth fiscal quarter of 2010, as attached in Exhibit 10.1 hereto.

Forward Looking Statements:

Certain statements contained in this presentation, which are not based on historical facts, are forward-looking statements as the term is defined in the Private Securities Litigation Reform Act of 1995 and, as such, are subject to substantial uncertainties and risks that may cause actual results to materially differ from projections. Although the Company believes that the expectations expressed herein are based on reasonable assumptions within the bounds of the Company's knowledge of its businesses, operations, business plans, budgets and internal financial projections, there can be no assurance that actual results will not differ materially from the expectations expressed herein. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include the Company's ability to (i) properly execute its business model, (ii) raise additional capital to sustain its business model, (iii) attract and retain personnel, including highly qualified executives, management and operational personnel, (iv) negotiate favorable current debt and future capital raises, (v) manage the inherent risks associated with operating a diversified business to achieve and maintain positive cash flow and net profitability, and (vi) get back into compliance, and remain in compliance, with its current senior secured credit facility with PNC Bank, N.A. as well as the other risks detailed from time to time in the SEC reports of Best Energy Services, Inc., including its annual report on Form 10-K/A for the transition period from February 1, 2008 to December 31, 2008 and December 31, 2009, and its quarterly reports on Form 10-Q for the three months ended March 31, 2010. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this presentation will, in fact, occur. The forward-looking statements made herein speak only as of the date hereof and Best Energy disclaims any obligation to update these forward-looking statements.

Key Assumptions

These charts were calculated subject to the following assumptions:
- June rig count will average 15. Through June 18, 2010, we averaged just under 16 rigs.
- Third quarter rig count will average 22.
- Fourth quarter rig count will average 25.
- Cost of sales will continue to average 45% of revenues. They were higher in April due to adverse weather conditions.
- Non-variable costs will equal the average for the first five months of the year.

Please see "Forward Looking Statements," above, for cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statement

Item 9.01. Exhibits

10.1   Selected Financial Information, June 2010.


SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                            Best Energy Services, Inc.
                            (Registrant)

Dated: June 18, 2010   By: \s\ Mark Harrington
                            Mark Harrington
                            Chief Executive Officer



Exhibit 10.1

BEST ENERGY SERVICES, INC.

Selected Financial Information



BEST
ENERGY SERVICES, INC.

June 2010



Forward Looking Statements:

Certain statements contained in this presentation, which are not based on historical facts, are forward-looking statements as the term is defined in the Private Securities Litigation Reform Act of 1995 and, as such, are subject to substantial uncertainties and risks that may cause actual results to materially differ from projections. Although the Company believes that the expectations expressed herein are based on reasonable assumptions within the bounds of the Company's knowledge of its businesses, operations, business plans, budgets and internal financial projections, there can be no assurance that actual results will not differ materially from the expectations expressed herein. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include the Company's ability to (i) properly execute its business model, (ii) raise additional capital to sustain its business model, (iii) attract and retain personnel, including highly qualified executives, management and operational personnel, (iv) negotiate favorable current debt and future capital raises, (v) manage the inherent risks associated with operating a diversified business to achieve and maintain positive cash flow and net profitability, and (vi) get back into compliance, and remain in compliance, with its current senior secured credit facility with PNC Bank, N.A. as well as the other risks detailed from time to time in the SEC reports of Best Energy Services, Inc., including its annual report on Form 10-K/A for the transition period from February 1, 2008 to December 31, 2008 and December 31, 2009, and its quarterly reports on Form 10-Q for the three months ended March 31, 2010. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this presentation will, in fact, occur. The forward-looking statements made herein speak only as of the date hereof and Best Energy disclaims any obligation to update these forward-looking statements.



Key Assumptions

These charts were calculated subject to the following assumptions:

- June rig count will average 15. Through June 18, 2010, we averaged just under 16 rigs.
- Third quarter rig count will average 22.
- Fourth quarter rig count will average 25.
- Cost of sales will continue to average 45% of revenues. They were higher in April due to adverse weather conditions.
- Non-variable costs will equal the average for the first five months of the year.

Please see "Forward Looking Statements," above, for cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statement

Best Energy Services, Inc.
Rig Count



Best Energy Services, Inc.
Rig Hours Worked



Best Energy Services, Inc.
Well-Service Revenue



Best Energy Services, Inc.
Well-Service Revenue



Best Energy Services, Inc.
Net Cash EBITDA from Continuing Operations


1,500,000
1,000,000
500,000
-
(500,000)
(1,000,000)
(693,000)
(354,000)
(161,000)
125,000
298,000
973,000
1,193,000
2009 Q2
2009 Q3
2009 Q4
2010 Q1
2010 Q2 (Proj'd)
2010 Q3 (Proj'd)
2010 Q4 (Proj'd)